April 8, 2019

Sent via email

Board of Directors

J. Alexander’s Holdings, Inc.

3401 West End Avenue, Suite 260

Nashville, Tennessee 37203

Dear Members of the Board:

Ancora Advisors LLC is a significant shareholder of J. Alexander’s Holdings, Inc. (the “Company”, “J. Alexander’s”, or “JAX”), currently holding 1,261,810 shares of common stock, or approximately 8.6% of the shares outstanding. Today, Ancora Advisors LLC is proposing to acquire J. Alexander’s for $11.75 per share in cash, a 24% premium to the unaffected share price prior to our 13D filing on March 12, 2019. This preliminary, non-binding acquisition proposal (the “Proposal”) is outlined below. The Proposal provides a premium value and liquidity to shareholders that have suffered persistent underperformance driven by a management and board of directors that operate JAX without regard for outside shareholders.

JAX’s severe underperformance is most evident in the substantial discount the shares trade at relative to its closest restaurant peers (JAX currently trades at 5.7x 2019 EV / EBITDA1 vs. peer group2 median of 9.9x EBITDA). This discount is even more pronounced when considering that J. Alexander’s owns nearly 40% of its real estate. Adjusting for our estimate of the value of the owned real estate, JAX trades at 4.2x 2019 EV / EBITDA.

($ in mm, except per share)							SSS		Unit Growth		EV/EBITDA

		Market	Net			EBITDA
Company	Price	Cap	Debt	TEV	Leverage	margin	2018	2019	2018	2019	2018	2019
J. Alexander's Holdings, Inc.	$9.82	$144	$6	$157	0.2x	10.6%	1.9%	1.5%	4.5%	4.3%	6.1x	5.7x

Ruth's Hospitality Group, Inc.	25.59	776	36	812	0.5	17.5%	(1.4%)	1.4%	(24.7%)	3.4%	10.2	9.7
Del Frisco's Restaurant Group, Inc.	6.41	214	324	538	9.2	9.3%	(0.9%)	1.0%	40.4%	9.9%	15.2	9.3
Cheesecake Factory Incorporated	48.92	2,207	97	2,304	0.4	10.1%	1.7%	1.5%	1.0%	19.5%	9.8	9.5
Chuy's Holdings, Inc.	22.77	384	(8)	376	(0.2)	9.3%	0.5%	2.0%	9.9%	4.0%	10.1	9.7
Texas Roadhouse, Inc.	62.19	4,458	(208)	4,250	(0.7)	12.8%	5.4%	4.9%	6.0%	6.2%	13.5	12.1
Bloomin' Brands, Inc.	20.45	1,874	996	2,870	2.5	9.6%	2.5%	2.0%	0.1%	0.8%	7.2	6.9
BJ's Restaurants, Inc.	47.28	997	66	1,062	0.5	11.8%	5.3%	2.4%	2.5%	3.9%	8.0	8.1
Darden Restaurants, Inc.	121.47	14,938	947	15,884	0.8	13.8%	2.3%	2.8%	3.0%	2.7%	14.3	13.3
Cracker Barrel Old Country Store, Inc.	161.61	3,885	285	4,171	0.7	12.8%	0.6%	2.0%	1.7%	0.9%	10.8	10.8

Average		$3,304	$282	$3,585	1.5x	11.9%	1.8%	2.2%	4.4%	5.7%	11.0x	9.9x
Median		$1,874	$97	$2,304	0.5x	11.8%	1.7%	2.0%	2.5%	3.9%	10.2x	9.7x

JAX +/- median		($1,730)	($90)	($2,147)	-0.3x	(1.3%)	0.2%	(0.5%)	2.0%	0.4%	-4.1x	-4.0x

Souce: FactSet, Company Filings

Prices as of market close 3/29/2019

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1 Based on the mid-point of JAX 2019 EBITDA guidance

2 Peer group: RUTH, DFRG, CAKE, CHUY, TXRH, BLMN, BJRI, DRI, CBRL

J. Alexander’s Underperformance

Since returning to the public markets in September 2015, J. Alexander’s has generated growth in revenue of 14% and operating cash flow of 25%3, but today’s share price is 15% below the price at the time of the spin-off. Same-store sales have been positive in 11 of 13 quarters at J. Alexander’s/Grills and 12 of 13 quarters at Stoney River. Despite these operating results, Total Shareholder Returns (“TSR”) over this period have been terrible, largely due to management / board decisions that have been highly unfriendly to shareholders.

	1-Year	3-Year	Since Spin-Off

JAX	1.0%	(3.2%)	(0.4%)

RUTH	16.3%	17.8%	15.9%
DFRG	(50.0%)	(24.6%)	(19.8%)
CAKE	3.8%	4.0%	(0.7%)
CHUY	(15.4%)	(9.4%)	(6.1%)
TXRH	16.1%	20.6%	17.8%
BLMN	(1.7%)	7.8%	5.1%
BJRI	24.3%	3.1%	3.1%
DRI	24.1%	25.7%	25.3%
CBRL	6.5%	13.4%	7.9%
Selected Peers Median	6.5%	7.8%	5.1%

Source: FactSet, ISS
TSR measurement through 3/29/19

We believe the primary reasons for J. Alexander’s poor TSR and severely discounted valuation are the following:

1.	The Black Knight Advisory Services (“BKAS”) consulting agreement resulted in material outflows of shareholder capital and created a perception of self-dealing and a board severely lacking independence.

2.	The misguided 99 Restaurants transaction further exacerbated shareholders’ distrust that management and the board could strategically deploy capital to generate value.

3.	J. Alexander’s lack of scale and limited liquidity result in the Company being ill-suited as an independent public company.

Management Agreement

As part of the spin-off from Fidelity National Financial, Inc. (“FNF”), JAX entered into a management consulting agreement with BKAS, the principal member of which is William P. Foley II, the Chairman of FNF and Cannae Holdings (“Cannae”), that allowed FNF and management to continue to skim more value for themselves at the expense of shareholders. Other BKAS members consisted of various officers of Cannae and FNF, as well as current JAX CEO Lonnie Stout II, who owned an 11.8% interest in BKAS. Under the agreement, JAX was required to pay BKAS an annual fee equal to 3% of its annual Adjusted EBITDA and awarded BKAS Class B Units (exchangeable into JAX common stock when fully vested) as a profits interest grant. In return for these generous rewards, BKAS was to provide JAX with “corporate and strategic” advisory services.

Including a $4.56 million payment upon termination of the deal, BKAS reaped more than $7 million from JAX over the life of the agreement, while JAX public shareholders have been left with losses on their investment. The notion of a fully compensated CEO also participating in a shareholder-funded management consulting agreement seems questionable at best and rife with conflicts of interest.

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3 Growth based on 2018 numbers relative to 9/30/15 LTM numbers

The 99 Restaurants Transaction

In August 2017, J. Alexander’s announced its intention to acquire Ninety Nine Restaurants. “99” is a casual dining concept owned by Fidelity Newport Holdings (“FNH”), a majority-owned subsidiary of Fidelity National Financial Ventures (“FNFV”), which in turn was a direct wholly-owned subsidiary of FNF. This proposed “acquisition” would have seen JAX’s public shareholders relinquish control of the Company for $11.00 per share, a mere 9% premium to the pre-announced closing price[4]. The proposed 99 transaction was riddled with conflicts of interest:

•	JAX Director Timothy Janszen is the CEO of Newport Global Advisors, a private equity fund with a 30.3% economic interest in 99 Restaurants[5]. In the proposed transaction, Newport would have received new JAX equity worth $54.3 million. To put this in perspective, the total value of JAX equity ownership by all other JAX directors and executives was only $6.4 million.

•	Board Chairman Frank Martire and director Ronald Maggard, Sr. also served on the board of FNH, before resigning on the exact same day the transaction was announced.

•	CEO Lonnie Stout II owned an 11.8% interest in BKAS, which presumably would have entitled him to that share of the $2.09 million termination fee BKAS would have received as well as the 406,000 shares expected to be issued to BKAS in exchange for its profits interest units.

•	JAX agreed to subject itself to a no shop restriction, despite the fact that JAX was supposed to be the buyer in this transaction. Considering the Board’s extensive ties to FNF and FNH, it is impossible to see an angle where this decision served the interests of JAX shareholders rather than the interests of FNF and FNH.

This transaction proved without a doubt that management and the board were more interested in self-dealing than looking out for the interests of JAX’s public shareholders.

Ill-Suited as an Independent Public Company

We believe the best path forward for J. Alexander’s is as a private company. JAX management itself has acknowledged that its growth and liquidity profile are unfit for public markets, and used that as part of its rationale for the 99 transaction. From its definitive proxy statement for the 99 transaction: “The Transactions represent an opportunity to increase the scale of the Company’s operations to better spread public company costs and management costs and that future increased equity float of the Company may attract additional equity analyst coverage, additional investor interest and future liquidity for Class A common stock”.

In our view, JAX will continue to be undervalued as a public company given its lack of scale, growth and liquidity. With a restaurant base of 48 units, JAX is simply too small to effectively leverage its corporate overhead and public company costs. JAX has averaged 1.25 new unit openings per year since 2015. We do not believe that this limited pace of growth requires JAX to access public capital to fund expansion. Furthermore, JAX trades roughly $500,000 of volume on a daily basis vs. $5.5 million for the median stock in the Russell 2000, making it very difficult for investors to build a meaningful position in the Company.

We are strongly opposed to the Company attempting to justify its existence as a public entity through strategic acquisitions. The Company has no currency to do this and, at its current multiple, deals will most certainly be highly dilutive to shareholders. In our view, the only viable manner for shareholders to achieve full and fair valuation is a sale of the business.

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4 JAX was to pay total consideration of $199 million, consisting of $20 million of assumed debt and $179 million of newly issued Class B equity valued at $11.00 per share. Class B equity was to represent 52.5% of the outstanding shares of the post-transaction entity

5 Newport owned 38.9% of FNH, which in turn owned 78.0% of 99 at the time of the deal

Details on Proposal and Financing

To this end, Ancora proposes to acquire J. Alexander’s for $11.75 per share in cash for 100% of the outstanding shares of the Company, representing an enterprise value of approximately $186 million. Our Proposal represents a premium of 24% over the unaffected closing stock price the day prior to the filing of Ancora’s Schedule 13D on March 12, 2019. We believe this Proposal represents a compelling, premium value and opportunity for liquidity to shareholders.

We expect that we would finance the acquisition and related fees and expenses with a combination of cash equity invested by Ancora and our affiliates and debt financing from third-party lenders. In addition to rolling Ancora’s existing ownership of JAX, Ancora will seek to secure third-party debt financing, and we have engaged in initial discussions with potential lenders and believe leverage required to finance our Proposal is highly achievable. We have received preliminary financing indications from these lenders and are highly confident that we will have fully committed financing.

The equity necessary to complete the acquisition would be funded by Ancora’s investment partnerships and other affiliates of Ancora. We have $6.5 billion of assets under management. We have discretionary authority over $4.1 billion of client assets, this constitutes a considerable amount of access to capital to consummate the acquisition.

Lastly, this Proposal is not intended to be legally binding and is subject to, among other things, the negotiation and execution of a mutually satisfactory definitive acquisition agreement containing provisions customary for transactions of this type and size, receipt of regulatory approvals, and satisfactory completion of our due diligence.

Due Diligence Requirements

We believe we can complete our confirmatory due diligence in an expedited manner if we are provided appropriate information and access to management. Given our familiarity with the Company through our extensive public diligence to date, our diligence will be highly targeted.

Prior to the execution of a definitive purchase agreement, we would anticipate completion of the following activities: (i) customary company and financial diligence, including reviews of historical and future prospects for the business; (ii) engaging a leading accounting firm to conduct a confirmatory accounting and tax review; (iii) completion of confirmatory legal due diligence by our legal counsel; and (iv) further evaluation of the Company’s owned real estate and leases. We have the ability to consummate the transaction on an accelerated basis, and we are prepared to immediately engage in a due diligence review of the Company.

Next Steps

We want to thank the Board for considering this Proposal. We would like to schedule a meeting with both the Board and senior management at your earliest convenience to discuss the Proposal. We are eager to move ahead by signing an NDA and commencing diligence.

Sincerely,

Fred DiSanto

Chief Executive Officer and Executive Chairman

Ancora Advisors LLC